September 17, 2007

Via U.S. Mail and Facsimile

James J. Mulva
Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079


RE:		ConocoPhillips
		Form 10-K for the fiscal year ended December 31, 2006 Response letters dated April 12, 2007, June 7, 2007 and
July 13, 2007
		File No. 1-32395

Dear Mr. Mulva:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2006, and response letters, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

1. We note your responses of June 7 and July 13, 2007. To avoid any confusion in light of your previous disclosure regarding termination of your operations in Syria, and given the investor sentiment evidenced by certain state legislative and other initiatives regarding investment in companies that have business contacts with countries identified as state sponsors of terrorism, it appears to the staff that it would be appropriate for you to include in future filings information regarding your purchases from the Syrian government and entities controlled by the Syrian government, including the approximate dollar amounts of such purchases. We note in this regard, among other investor actions, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Similarly, Vermont`s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist activities.

2. Please provide the staff with draft disclosure language prior to filing.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.





								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	John A. Carrig
		Chief Financial Officer
	ConocoPhillips

		Roger Schwall
		Division of Corporation Finance
James J. Mulva
ConocoPhillips
September 17, 2007
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE